Form 51-102F1

BRONX VENTURES INC.

Management’s Discussion & Analysis

Interim (unaudited) Financial Statements for the

Six month period ended June 30, 2006

The following discussion and analysis of the financial position and results of operations for BRONX VENTURES INC., (the “Company” or “Bronx”) should be read in conjunction with the unaudited interim financial statements and the notes thereto for the six month period ended June 30, 2006 and the audited financial statements and the notes thereto for years ended December 31, 2005 and 2004 which are prepared in accordance with Canadian generally accepted accounting principals.  The audited financial statements and notes thereto have been reviewed by the Company’s Auditor.  The unaudited interim financial statements and notes thereto for the six month period ended June 30, 2006 and the following discussion and analysis have not been reviewed by the Company’s Auditor.

The following information is prepared as at August 14, 2006.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

Bronx Ventures Inc. (“Bronx” or the “Company”) is a junior mineral exploration company with interests in the Extra High, Blunt Mountain and Whiteman Mineral Properties, which are all located in the Province of British Columbia and, Lithium Mineral Properties which are located in the Province of Ontario. The Company has made investments in the securities of public companies.  Currently, the principal business of Bronx is in mineral exploration.

Bronx is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

i

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

Results of Operations

As of January 17, 2005, Lucky 1 Enterprises Inc., changed its name to Bronx Ventures Inc., its capital stock was consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

During 2004, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Mineral Property which is located in the Kamloops Mining Division in the Province of British Columbia.  In the spring of 2004, Bronx commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Mineral Property in order to evaluate the mineral potential of the Extra High Mineral Property.  This report has been filed on www.Sedar.com by the Company.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of Bronx.  Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program.  At this point in time, the Company has not made any decision in respect to the recommended two phased exploration program.  Mr. J. W. Murton has prepared for Bronx a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.bronxventures.com .  For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.bronxventures.com .

During the second quarter period ended June 30, 2006 the Company staked the following mineral properties:

1)

Blunt Mountain Property

The Blunt Mountain Property consists of 22 Mineral Tenures totaling 9,934.522 hectares located in the Omineca Mining Division, 25 km east southeast from Hazelton British Columbia. The size of the block is approximately 10 x 9.9 km equaling approximately 99 square km. Elevations range from 1600m to 2100m. The center of the property is 6117000N, 613000E.  The Blunt Mountain Property was acquired on April 18 and May 2, 2006 and the claims are valid for 1 year from their respective dates of acquisition.  The Blunt Mountain property is located over previously identified copper – molybdenum occurrences in a granitic stock.  The occurrences are documented in government reports from the late 1970’s and early 1980’s.

And,

2)

The Whiteman Property

The Whiteman Property consists of 5 Mineral Tenures totaling 1,736.825 hectares located on Whiteman Creek in the Vernon Mining Division, 25 km south west from Vernon British Columbia. The size of the block is roughly 3.5 x 4.5 km and equals 17.37 square km. Elevations range from 800m - 1600m. The center of the property is 5564000N,

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

314000E.  The Whiteman property was acquired on May 12, 2006 and the claims are valid for 1 year from that date.  The Whiteman Property is located over several previously identified copper- molybdenum occurrences in a syenite (granitic) stock.  The occurrences are documented in government reports from the 1970’s and 1980’s.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the six month period ended June 30, 2006, the Company recorded Revenue of $219,160 as compared to $217,688 for the same period in 2005 due to income generated from the Company’s investment in the three card games Software.  The interest income was $58 as compared to $1,189 for the same period during 2005 reflecting a decrease in cash balances in the bank.  The loss before other items was $(65,223) as compared to a loss of $(19,354) for the same period in 2005 mainly due to the fact that total expenses increased to $284,441 from $238,231 for the corresponding period in 2005.  Items which contributed to an increase in operating expenses during the six month period ended June 30, 2006, were Accounting and audit fees, Consulting and Professional fees, Management fees, Directors’ fees, Office and Miscellaneous expenses and Travel, meals and entertainment expenses.

During the six month period ended June 30, 2006, the Company had a net gain of $1,282,415 or $3.39 per common share as compared to a net gain of $199,735 or $0.59 per common share in the same period of 2005 due to a gain realized from the sale of the three card games Software and the gain on the sale of marketable securities.  The Company’s total assets are $2,167,364 as compared to $1,388,311 for the same period in 2005 and as compared to $852,492 for the year ended December 31, 2005.  For the six month period ended June 30, 2006, the Company’s total assets included cash and term deposits of $36,747; accounts receivable of $4,438; marketable securities of $1,735,983; receivable from related parties of $1,754; cash held on behalf of related party of $727; Mineral Properties of $383,654; and Furniture and Equipment of $4,061.

Total assets for the six month period ended June 30, 2006 increased from total assets for the corresponding period in 2005 mainly due to the increase in marketable securities from $289,879 for the six month period ended June 30, 2005 to $1,735,983 for the six month period ended June 30, 2006.

For the six month period ended June 30, 2006, the Company had a working capital of $1,730,837 as compared to a working capital of $618,554 in the same period of 2005 and as compared to a working capital of $523,306 for the year ended December 31, 2005.

For the six month period ended June 30, 2006, the weighted average number of common shares was 378,711 as compared to 340,711 in 2005 as compared to 304,779 in 2004.

The Company is presently not a party to any legal proceedings whatsoever.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:-

From time to time the Company has acquired, for investment purposes, securities of public companies.  The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

On May 5, 2006,  the Company sold its interest in the three card games Software to Las Vegas for a consideration of 6,670,000 common shares of Las Vegas.  As a result of this sale, Bronx will no longer be entitled to receive any revenues whatsoever from the three card games Software.

The Company has recently ceased generating revenues and has not established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Mineral Property, which is located in the Province of British Columbia.  Furthermore, the Company has staked the Blunt Mountain and Whiteman Mineral Properties, both of which are also located in the Province of British Columbia.  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that the Company might lose all its investments in the Extra High, Blunt Mountain and Whiteman Mineral Properties and may have to write-off the Company’s investments in these Mineral Properties.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2006:

For the Quarterly Periods ended:	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Total Revenues	$72,893	146,325	135,348	131,768
Income (loss) before other items	(83,281)	18,058	(5,404)	42,662
Earnings (loss) per common share before other items	(0.22)	0.05	(0.01)	0.13
Fully diluted earnings (loss) per common share before other items	**n/a	0.04	**n/a	0.10
Net income (loss) for the period	1,262,759	19,656	(61,678)	42,661
Basic net gain (loss) per share	3.27	0.05	(0.16)	0.13
Diluted net gain (loss) per share	2.84	0.04	** n/a	0.10

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

For the Quarterly Periods ended:	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Total Revenues	$115,929	102,948	212,446	21,636
Income (loss) before other items	18,028	(37,382)	28,519	(67,414)
Earnings (loss) per common share before other items	0.05	(0.11)	0.08	(0.20)
Fully diluted earnings (loss) per common share before other items	0.04	** n/a	0.06	** n/a
Net income (loss) for the period	18,028	181,707	11,860	(430,152)
Basic net gain (loss) per share	0.05	0.53	0.03	(1.26)
Diluted net gain (loss) per share	0.04	0.40	0.03	** n/a

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s total revenues for the periods ended September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 , March 31, 2006 and June 30, 2006 were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $(430,152) due to the loss on the sale of the Company’s investment in marketable securities and the write-down of marketable securities as compared to a net loss of $(262,895) for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net gain of $11,860 due to the gain on the sale of its investment in marketable securities and the one time adjustment up of marketable securities as compared to a net loss of $(430,152) for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2005, the Company realized a net gain of $181,707 due to the gain on the sale of its investment in marketable securities as compared to a net gain of $11,860 for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2005, the Company realized a net gain of $18,028 as compared to a net gain of $181,707 during the immediately preceding quarterly period which was due mainly to the sale of its investment in marketable securities

For the quarterly period ended September 30, 2005, the Company realized a net gain of $42,661 as compared to a net gain of $18,028 during the immediately preceding quarterly period.  The increase in the net gain is mainly due to an increase in revenues from the Company’s investment in the three card games Software.

For the quarterly period ended December 31, 2005, the Company realized a net loss of $(61,678) as compared to a net gain of $42,661 during the immediately preceding quarterly period.  The increase in the net loss is mainly due to an increase in expenses.

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

For the quarterly period ended March 31, 2006, the Company realized a net gain of $19,656 as compared to a net loss of $(61,678) during the immediately preceding quarterly period.  The increase in the net gain is mainly due to a decrease in expenses.

For the quarterly period ended June 30, 2006, the Company realized a net gain/(loss) of $1,262,759 mainly due to the gain on the sale of the three card games Software as compared to a net gain of $19,656 for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2006, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Mineral Property, subject to a 1½% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 and incurring $500,000 of exploration expenditures over a period of 3 years.  As of August 14, 2006 the Company’s investment in the Extra High Mineral Property totals $373,673 which consists of $90,000 in cash payments made to the Optionor, $9,647 in cash payments made to maintain the Extra High Mineral Property in good standing and $274,026 of exploration  related expenditures incurred since acquisition of the Extra High Mineral Property.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000.  Each unit consists of common shares (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.  During the six month period ended June 30, 2006, 8,500 flow through warrant shares were exercised at $2.00 per flow-through common share for total proceeds to the Company of $17,000.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for Canadian Exploration Related Expenditures.  However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.  During the six month period ended June 30, 2006, no share purchase warrants were issued, 8,500 flow through warrant shares were exercised at $2.00 per flow-through common share for total proceeds to the Company of $17,000 and 28,571 warrants exercisable at $7.00 expired on March 10, 2006.

During the six month period ended June 30, 2006, no stock options were granted to Directors, Officers, Employees and Consultants.  Currently there are no stock options granted and outstanding.  If and when any new stock options are granted in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.

As at June 30, 2006, the Company had $36,747 in cash and term deposits as compared to $295,187 for the corresponding period in 2005 and as compared to $177,892 for the year ended December 31, 2005.  Working capital as at June 30, 2006 was $1,730,837 as compared to $618,554 for the corresponding period in 2005 and as compared to a working capital of $523,306 for the year ended December 31, 2005.  Marketable securities as at June 30, 2006 was

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

$1,735,983 as compared to $289,879 for the corresponding period in 2005 and as compared to $301,095 for the year ended December 31, 2005.  As at June 30, 2006 the market value of the marketable securities was $1,735,983 as compared to $822,915 for the corresponding period in 2005 and as compared to $580,628 for the year ended December 31, 2005.  Accounts receivable as at June 30, 2006 was $4,438 as compared to $3,009 for the corresponding period in 2005 and as compared to $15,358 for the year ended December 31, 2005, and receivable from related parties as at June 30, 2006 was $1,754 as compared to receivables from related parties of $36,285 for the corresponding period in 2005 and as compared to $61,098 for the year ended December 31, 2005.

During the six month period ended June 30, 2006, a net gain of $1,282,415 was realized as compared to a net gain of $199,735 for the corresponding period in 2005. This was mainly attributable to the sale of the three card games Software to Las Vegas.

Trends

In respect to the Company’s Mineral Exploration Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas from Home.com Entertainment Inc., (“Las Vegas”), a company related by common management, officers and certain directors.  As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent.  Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas.  The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games Software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all revenues that were generated from the operation of the three card games Software and the Company received 40%.  For the year ended December 31, 2005, the Company’s share of revenues from the three card games Software was $484,804.  For the six month period ended June 30, 2006, the Company’s share of revenues from the three card games Software was $219,160 (2005: $217,688).  On May 5, 2006, the Company sold its interest in the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share.  The 6,670,000 common shares of Las Vegas which have been issued to Bronx are restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any revenues whatsoever from Las Vegas with respect to the three card games Software.

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $180,000 during the six month period ended June 30, 2006, (2005:$120,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year.  The warrants expire on July 20, 2006.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The 1,250,000 Las Vegas units have been issued to the Company.  On January 4, 2006, the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas at $0.25 per share for a total cost of $75,000.  The Company may either increase or decrease its investment in Las Vegas in the future.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a company related by common directors.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.  Subsequent to the year ended December 31, 2005, the Company entered into a second Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.  As a result, the Company currently owns 2,500,000 common shares in the capital of Colt.  Colt is a reporting issuer in the Provinces of British Columbia and Alberta but its shares are not currently listed for trading on any stock exchange or quotation system.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000.  Each unit consists of one common share (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “flow-through warrant shares”), each warrant entitling the holder to purchase one flow-through common share for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.   During the six month period ended June 30, 2006, 8,500 flow through warrant shares were exercised at $2.00 per flow-through common share for total proceeds to the Company of $17,000.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the six month period ended June 30, 2006, the Company has paid the sum of $31,850 plus G.S.T. to J. W. Murton & Associates.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock based compensation, including stock options.  Previously, the Company did not record any compensation cost on the granting of stock options to employees, officers, directors and consultants, as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

As a result of this change in accounting, the opening deficit for fiscal 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees, officers, directors and consultants from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.  The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to significant market risk with respect to marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Interim (unaudited) Financial Statement of Operations and Deficit for the six month period ended June 30, 2006.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of August 14, 2006	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding as at August 14, 2006	386,711	Nil	N/A	N/A
Stock Options	-	Nil	N/A	N/A
Warrants	29,000	Nil	Cdn$2.00	December 30/06
Fully Diluted as at August 14, 2006	415,711	Nil	N/A	N/A

Subsequent Events

Subsequent to the six month period ended June 30, 2006, 28,571 share purchase warrants exercisable at $7.00 per common share expired on July 20, 2006.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

Management of the Company is encouraged by the positive results obtained to date from the 2005 exploration program conducted on the Company’s Extra High Mineral Property and is optimistic that, subject to the availability of the required financing, the Company may be able to conduct a 2006 exploration program on the Extra High Mineral Property.

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)

BRONX VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six month period ended June 30, 2006

Management of the Company is optimistic about the exciting times that the mineral exploration industry is presently experiencing and is hopeful that this trend shall continue for the foreseeable future.

Bronx Ventures Inc

MD&A Form 51-102F1

June 30, 2006 (and up to August 14, 2006)